UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2009

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

for the quarter

ended June 30 of

Fiscal Year 2009

INDEX TO FORM 6—K

PAGE

-	Forward-Looking Information	43

ITEM 1. FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS -U.S. GAAP-
JUNE 30, 2009 AND DECEMBER 31, 2008

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(Thousands of Euro)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	€310,322	€288,450
Marketable securities	484	23,550
Accounts receivable - net	747,104	630,018
Sales and income taxes receivable	36,047	151,609
Inventories - net	535,577	570,987
Prepaid expenses and other	150,497	144,054
Deferred tax assets - current	104,839	131,907

Total current assets	1,884,869	1,940,575

PROPERTY, PLANT AND EQUIPMENT - net	1,157,694	1,170,698

OTHER ASSETS
Goodwill	2,718,071	2,694,774
Intangible assets - net	1,206,741	1,234,030
Investments	5,344	5,503
Other assets	161,898	176,199
Deferred tax assets - non-current	92,894	83,447

Total other assets	4,184,947	4,193,952

TOTAL ASSETS	€7,227,511	€7,305,225

See Condensed Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS -U.S. GAAP-
JUNE 30, 2009 AND DECEMBER 31, 2008

	June 30, 2009	December 31, 2008
	(Unaudited)	(Audited)
	(Thousands of Euro)
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank overdrafts	€228,616	€432,465
Current portion of long-term debt	223,135	286,213
Accounts payable	390,525	398,080
Accrued expenses:
• payroll and related	137,456	131,261
• customers’ right of return	31,493	31,363
• other	279,296	276,387
Income taxes payable	10,878	18,353

Total current liabilities	1,301,400	1,574,121

LONG-TERM DEBT	2,485,851	2,519,289
LIABILITY FOR TERMINATION INDEMNITIES	54,911	55,522
DEFERRED TAX LIABILITIES - NON-CURRENT	224,335	233,551
OTHER LONG-TERM LIABILITIES	352,625	368,821

Total liabilities	4,419,122	4,751,304

COMMITMENTS AND CONTINGENCIES

EQUITY
Capital stock par value Euro 0.06 - 463,537,733 and 463,368,233 ordinary shares authorized and issued at June 30, 2009 and December 31, 2008, respectively; 457,102,947 and 456,933,447 shares outstanding at June 30, 2009 and December 31, 2008, respectively	27,812	27,802
Additional paid-in capital	309,312	301,529
Retained earnings	2,985,971	2,789,894
Accumulated other comprehensive loss	(500,652)	(542,646)

Total	2,822,443	2,576,580
Less - treasury shares at cost; 6,434,786 shares at June 30, 2009 and December 31, 2008	69,987	69,987

Total Luxottica Group stockholders’ equity	2,752,456	2,506,593

Noncontrolling interest	55,933	47,328

TOTAL EQUITY	2,808,389	2,553,921

TOTAL	€7,227,511	€7,305,225

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED INCOME - U.S. GAAP-
FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)(1)

NET SALES	€2,713,960	€2,753,145

COST OF SALES	933,628	911,387

GROSS PROFIT	1,780,332	1,841,758

OPERATING EXPENSES:
Selling and advertising	1,095,652	1,090,431
General and administrative	322,028	314,093

Total	1,417,680	1,404,524

INCOME FROM OPERATIONS	362,652	437,234

OTHER INCOME (EXPENSE):
Interest income	3,368	6,265
Interest expense	(48,333)	(64,804)
Other - net	(4,004)	(1,646)

Other income (expense)-net	(48,970)	(60,185)

INCOME BEFORE PROVISION FOR INCOME TAXES	313,683	377,049

PROVISION FOR INCOME TAXES	108,660	129,893

NET INCOME	205,023	247,156

LESS: NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTEREST	8,946	10,871

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	€196,077	€236,285

BASIC EARNINGS PER SHARE (ADS):	€0.43	€0.52

FULLY DILUTED EARNINGS PER SHARE (ADS):	€0.43	€0.52

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (thousands):
Basic	457,054.2	456,410.2
Diluted	457,325.5	457,792.5

(1) Amounts in thousands except per share data.

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME -U.S. GAAP-

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)

NET INCOME	€205,023	€247,156
Other comprehensive income, net of taxes

Adjustment to pension liability, net of taxes	1,138	476

Change in fair value of derivative instruments, net of taxes	12,647	(2,850)

Translation adjustment	28,749	(75,401)

Comprehensive income	€247,557	€169,381

Comprehensive income attributable to noncontrolling interest	(9,486)	(6,874)

Comprehensive income attributable to the Luxottica Group Stockholders	€238,071	€162,507

See Condensed Notes to Consolidated Financial Statements

STATEMENT OF CONSOLIDATED STOCKHOLDERS' EQUITY - U.S. GAAP -

FOR THE SIX MONTHS ENDED JUNE 30, 2009 (UNAUDITED)

	Luxottica Group Stockholders
					Accumulated
			Additional		Other				Total
	Common Stock		Paid-in	Retained	Comprehensive	Treasury	Noncontrolling	Comprehensive	Consolidated
	Number of Shares	Amount	Capital	Earnings	Loss	Shares	Interest	Income	Equity
	(Thousands of Euro)
BALANCES,
January 1, 2009	463,368,233	27,802	301,529	2,789,894	(542,646)	(69,987)	47,328		2,553,921

Exercise of stock options	169,500	10	1,669						1,679
Translation adjustment					28,209		540	28,749	28,749
Non-cash stock-based compensation			6,114						6,114
Adjustment to pension liability, net of taxes					1,138			1,138	1,138
Change in fair value of derivative instruments, net of taxes					12,647			12,647	12,647
Dividends declared							(881)		(881)
Net income				196,077			8,946	205,023	205,023
BALANCES,
June 30, 2009	463,537,733	27,812	309,312	2,985,971	(500,652)	(69,987)	55,933	247,557	2,808,389

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS -U.S. GAAP -

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)

CASH FLOWS FROM OPERATING ACTIVITIES :

Net income	€205,023	€247,156

Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Non-cash stock-based compensation	6,114	22,993
Depreciation and amortization	144,280	132,778
Deferred income taxes	7,026	(28,905)
Net loss on assets sales and other	7,098	6,073
Termination indemnities matured during the period - net	(774)	31

Changes in operating assets and liabilities, net of acquisitions of businesses:
Accounts receivable	(107,544)	(169,738)
Prepaid expenses and other	136,886	62,179
Inventories	37,724	(5,337)
Accounts payable	(4,831)	(27,830)
Accrued expenses and other	1,125	2,157
Accrual for customers’ right of return	255	6,116
Income taxes payable	(8,055)	12,334

Total adjustments	219,304	12,851

Net cash provided by operating activities	€424,327	€260,007

See Condensed Notes to Consolidated Financial Statements

STATEMENTS OF CONSOLIDATED CASH FLOWS -U.S. GAAP -

FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008 (UNAUDITED)

	2009	2008
	(Thousands of Euro)

CASH FLOWS FROM INVESTING ACTIVITIES:
Property, plant and equipment:
Additions (1)	€(99,063)	€(155,897)
Purchases of businesses, net of cash acquired	(2,775)	(4,385)
Proceeds from sales of activities - net		5,717
Increase in intangible assets	(300)	(3,465)
Net cash used in investing activities	(102,138)	(158,030)

CASH FLOWS FROM FINANCING ACTIVITIES:
Long-term debt:
Proceeds	535,000	394,537
Repayments	(642,572)	(340,755)
(Decrease)/Increase in overdraft balances	(200,099)	5,331
Exercise of stock options	1,679	3,140
Dividends	(881)	(223,617)
Net cash (used in)/provided by financing activities	(306,873)	(161,364)

CHANGE IN CASH AND CASH EQUIVALENTS	15,315	(59,386)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	288,450	302,894
Effect of exchange rate changes on cash and cash equivalents	6,557	(13,567)
CASH AND CASH EQUIVALENTS, END OF PERIOD	€310,322	€229,941

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	€43,994	€57,201
Cash paid/(received) during the period for income taxes	€(10,368)	€119,888
Property and equipment purchases in accounts payable	€2,155	€1,331

(1) Additions, excluding the change in accounts payable related to Property, Plant & Equipment, are Euro 89.5 million and Euro 130.4 million as of June 30, 2009 and 2008 respectively.

See Condensed Notes to Consolidated Financial Statements

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.          BASIS OF PRESENTATION

The accompanying consolidated balance sheet as of June 30, 2009 and the related statements of consolidated income and cash flows for the six months ended June 30, 2009 and 2008, the statement of consolidated comprehensive income for the six months ended June 30, 2009 and 2008 and the statement of consolidated stockholders’ equity for the six months ended June 30, 2009 of Luxottica Group S.p.A. (the “Company”, and together with its subsidiaries the “Group”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and are derived from unaudited financial statements. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to fairly present the financial position, results of operations and cash flows as of June 30, 2009 and 2008 and for the six months ended June 30, 2009 and 2008, have been made.

The interim consolidated financial statements should be read in conjunction with the Group’s audited consolidated financial statements as of and for the year ended December 31, 2008. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The accounting policies have been consistently applied by the Group and are consistent with those applied in the Group’s annual report on Form 20-F for its fiscal year ended December 31, 2008. The results of operations for the six months ended June 30, 2009 are not necessarily indicative of the operating results for the full year.

The December 31, 2008 balance sheet was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. However, the Group believes that the disclosures are adequate to make the information presented not misleading.

The presentation of certain prior year information has been reclassified to conform to the current year presentation.

In accordance with new SFAS No. 165, the Company evaluated subsequent events through September 28, 2009, the date that the Company’s financial statements for the quarter ended June 30, 2009 were available to be issued.

2.          INVENTORIES

Inventories consisted of the following (in thousands of Euro):

	June 30, 2009	December 31, 2008

Raw materials and packaging	€101,270	€112,693
Work in process	51,155	48,013
Finished goods	467,113	475,369
Less: inventory obsolescence reserves	(83,962)	(65,088)
Total	€535,577	€570,987

3.          EARNINGS PER SHARE

Earnings per share are computed by dividing net income by the number of weighted average shares outstanding during the period. Basic earnings per share are based on the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share are based on the weighted average number of ordinary shares and ordinary share equivalents (options) outstanding during the period.

4.          STOCK OPTION AND PERFORMANCE PLANS

Options to purchase an aggregate of 18,095,500 ordinary shares of the Group were outstanding at June 30, 2009. Outstanding options granted under the Group’s Stock Option Plans (10,845,500 ordinary shares) become exercisable in either three equal annual installments, two equal installments in the second and third years of the three-year vesting period or 100 percent vesting on the third anniversary of the date of grant. All options expire on or before March 14, 2017. During the first six months of 2009, 169,500 options were exercised.

Performance-based options granted in 2004 under the 2004 Stock Option Plan (1,000,000 ordinary shares) became exercisable on January 31, 2007. During the first six months of 2009, no options from this grant were exercised.

On September 14, 2004, the Group announced that its majority stockholder, Mr. Leonardo Del Vecchio, had allocated shares held through La Leonardo Finanziaria S.r.l. (subsequently merged into Delfin S.a.r.l.), a holding company of the Del Vecchio family, representing at that time 2.11 percent (or 9.6 million shares) of the Group’s authorized and issued share capital, to a stock option plan for top management of the Group. The stock options to be issued under the stock option plan vested upon the meeting of certain economic objectives as of June 30, 2006 and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During the first six months of 2009, no options from this grant were exercised.

In May 2008, a Performance Shares Plan for top managers within the Group as identified by the Board of Directors of the Group (the “Board”) (the “2008 PSP”) was adopted. The 2008 PSP is intended to strengthen the loyalty of the Group’s key employees and to recognize their contribution to the Group’s success on a medium-to long-term basis. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, at the end of the three-year vesting period, and subject to achievement of certain Group performance targets to be determined by the Board. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP’s beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares. On May 13, 2008, the Board granted 1,203,600 rights to receive ordinary shares. As of June 30, 2009 there were 1,125,600 options outstanding.

Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares (“PSP 2009”).

On the same day the Board of Directors authorized the reassignment of new options to employees who were then beneficiaries of the stock option grants approved in 2006 and 2007 and held options with an exercise price, considering market conditions and the financial crisis, at such time that was undermining the performance incentives that typically form the foundation of these plans. The Board of Directors therefore approved the grant of new options to the beneficiaries of the abovementioned stock option grants, which will be exercisable — conditional upon the surrender of the options granted in 2006 and/or 2007 — at an exercise price determined pursuant to the provisions of the 2001 and 2006 Stock Option Plans and, therefore, consistent with the market values of Luxottica shares on the date of grant of the new options. The new options will vest after three years in 2012, while the original options would have vested in 2009 and 2010 for the 2006 and 2007 Stock Option Plans, respectively.

In connection with the reassignment of options to employees not domiciled in the United States:

(1) 85 employee-beneficiaries of the 2006 and 2007 stock option grants surrendered the options previously granted to them under the above-mentioned grants in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grants, for a total amount of 2,060,000 options. The new options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

(2) 10 employee-beneficiaries of the 2006 3-year extraordinary stock option grant surrendered the options previously granted to them under the above-mentioned grant in order to be assigned new options granted by the Board of Directors on May 7, 2009. Each such beneficiary was assigned options granting the right to purchase the same number of Luxottica Group ordinary shares that were subject to the options he or she previously held pursuant to the above-mentioned grant, reduced by 50%, for a total amount of 4,250,000 options. The new performance options were granted under the 2006 stock option plan at an exercise price of Euro 13.45 per share.

The reassignment of options for employees domiciled in the U.S. was structured as a tender offer. The offer expired on June 12, 2009. All outstanding eligible options that were properly tendered under the reassignment program by eligible employees have been accepted.

Pursuant to the terms of the reassignment program, Luxottica accepted for cancellation options to purchase 3,725,000 ordinary shares, representing approximately 99.6% of the shares underlying all eligible options held by U.S. employees. Of this amount, 825,000 shares were subject to options issued under the 2006 and 2007 stock option grants, while 2,900,000 shares were subject to options issued under the 2006 3-year extraordinary performance stock option grant. Pursuant to the terms and conditions of the reassignment program, on June 12, 2009, Luxottica issued new options to purchase an aggregate of 2,275,000 ordinary shares to U.S. employees who properly tendered eligible options, consisting of options issued under the Luxottica 2001 Stock Option Plan to purchase an aggregate of 825,000 ordinary shares and new performance options issued under the Luxottica 2006 Stock Option Plan to purchase an aggregate of 1,450,000 ordinary shares (equal to half the rights previously granted).

The new options issued under the Luxottica 2001 Stock Option Plan have an exercise price of Euro 15.03 per share. The new performance options issued under the Luxottica 2006 Stock Option Plan have an exercise price of Euro 15.11 per share.

At the same Board of Directors meeting held on May 7, 2009 a total of 1,050,000 stock options were awarded to the Company’s employees and the employees of its subsidiaries. The stock options were awarded under the 2006 Stock Option Plan.

5.          INCOME TAXES

The Company provides for tax uncertainties in accordance with Financial Accounting Interpretation no. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109”. FIN 48 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. In addition, it provides additional requirements regarding measurement, de-recognition, disclosure, interest and penalties and classification. FIN 48 is applied to all existing tax positions for all open tax periods as of the date of adoption.

The aggregate unrecognized tax benefit as of June 30, 2009 is Euro 59.1 million (Euro 58.1 million as of December 31, 2008). The Group does not anticipate the unrecognized tax benefits to change significantly in the twelve-month period ending June 30, 2010.

The Group recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense. The Group’s accrual for penalties and interest related to the uncertain tax benefits noted above, during the six-month period ended June 30, 2009 and 2008, were immaterial. As of June 30, 2009, the Group has recognized a liability for penalties of approximately Euro 3.5 million (Euro 3.6 million as of December 31, 2008) and interest of approximately Euro 8.5 million (Euro 7.5 million as of December 31, 2008).

The Group’s major tax jurisdictions consist of Italy, U.S. and Australia. As of June 30, 2009, tax years that remain subject to examination by the relevant tax authorities are as follows:

Italy	2004 to present
U.S. Federal	2005 to present
Australia	2005 to present

6.          SEGMENTS AND RELATED INFORMATION

The Group operates in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution.

The following tables summarize the segmental information deemed essential by the Group’s management for the purpose of evaluating the Group’s performance and for making decisions about future allocations of resources.

Following several changes over recent years within Luxottica Group’s organizational structure described below, management has decided, beginning in 2009, to use a different methodology to review the results of each segment for performance evaluation purposes. In particular, the main changes regarded:

•      the recent integration of Oakley has increased significantly the volume of inter-company transactions from the Manufacturing and Wholesale to the Retail segment, but, has diminished the significance of those transactions for evaluating the performance of the Manufacturing and Wholesale segment;

•      the increased use of full profitability measures (i.e. adding manufacturing profit to the retail profit) when making decisions regarding product and brand allocation within the Retail Distribution segment.

Therefore it is the opinion of Management that, for 2009, the prior method for reporting disaggregated information by business segment could not be fully aligned with the current way used to review the information. Accordingly, in 2009 and in compliance with SFAS 131 requirements, the Segment Reporting information will change as described below.

Net sales and income from operations for each reporting segment is calculated as follows

1.   Manufacturing and Wholesale Distribution:

•      Net Sales will include sales to third-party customers only; inter-company sales to the Retail Distribution segment will not be included;

•      Therefore, Income from Operations will be related to net sales to third-party customers only; the so-called “manufacturing profit” generated on the inter-company sales to the Retail Distribution segment will not be included in this segment;

2.   Retail:

•      Net sales to the retail consumers are included;

•      Income from Operations will be related to the retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, therefore including the so-called “manufacturing profit” of those sales, no longer reported under the Manufacturing and Wholesale Distribution segment’s income from operations;

3.    The Inter-Segment Transactions and Corporate Adjustments column was modified as follow:

•      Net sales will become inapplicable, since there will be no inter-company sales between the segments. The sum of third-party wholesale sales and retail sales will match the consolidated net sales figures;

•      Income from operations will be the sum of the following two different effects, since the profit-in-stock will not be required to be eliminated in consolidation:

a)     corporate costs not allocated to a specific segment;

b)    amortization of acquired intangible assets.

(In thousands of Euro) Six months ended June 30,	Manufacturing and Wholesale Distribution	Retail Distribution	Inter-Segment Transactions and Corporate Adjustments	Consolidated

2009
Net sales	1,076,977	1,636,984		2,713,960
Income from Operations	235,090	199,509	(71,946)	362,652
Total assets	1,948,822	1,137,761	4,140,928	7,227,511

2008 adjusted
Net sales	1,202,943	1,550,201		2,753,145
Income from Operations	304,443	204,069	(71,278)	437,234
Total assets	2,019,442	1,088,090	3,828,812	6,936,344

2008 as previously reported
Net sales	1,404,478	1,550,201	(201,535)	2,753,145
Income from Operations	346,249	153,549	(62,564)	437,234
Total assets	2,804,608	1,453,792	2,677,944	6,936,344

7.          COMMITMENTS AND CONTINGENCIES

The Group becomes involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes of certain proceedings, as disclosed in the Group’s Annual Report on Form 20-F for the year ended December 31, 2008, could have a material adverse effect on the Group’s business, financial position or future operating results. It is the opinion of management that the Group has meritorious defenses against such claims, which the Group will vigorously pursue.

8.         NEW ACCOUNTING PRONOUNCEMENTS

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events.” This Statement sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim and annual periods ended after June 15, 2009.

In December 2007, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” was issued and became effective for the Company as of January 1, 2009. This statement requires specific presentation for the noncontrolling interest in a consolidated subsidiary equity and operations to be reported. Pursuant to the transition provisions of SFAS No. 160, the Company retrospectively applied the presentation and disclosure requirements.

9.         SUBSEQUENT EVENTS

On July 16, 2009, the Company acquired a 40 percent participation in Multiopticas Internacional S.L. (“MISL”). MISL currently owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia. Please see “Recent Developments” for further information.

On August 17, 2009 the Company and Myer, Australia’s largest department store group and a market leader in Australian retailing, announced the signing of an agreement to roll out a shop-in-shop retail concept to all 65 Myer stores across Australia over the next few months, managed by Sunglass Hut. Please see “Recent Developments” for further information.

On September 18, 2009 the Board of Directors of the Company called a stockholders’ meeting for October 29, 2009, in order to propose the payment of a dividend of Euro 0.22 per ordinary share, resulting in a total dividend payment of over Euro 100 million. Based on the timetable established by Borsa Italiana, the Milan Stock Exchange, if approved by stockholders, the dividend will be paid in Euros to holders of ordinary shares on November 26, 2009. Deutsche Bank Trust Company Americas, the depositary of the Company’s ordinary shares represented by American Depositary Receipts (ADRs), will pay the dividend in U.S. dollars to ADR holders on December 4, at the Euro/U.S. dollar exchange rate on November 27, 2009. The ex-dividend date for both holders of ordinary shares and ADRs will be November 23, 2009.

On the same date, the Company announced the launch of the share buyback program, which will begin on September 21, 2009. The share buyback program was approved by stockholders at the May 13, 2008 stockholders’ meeting to implement its Performance Shares Plan. The program will allow the purchase on the Milan Stock Exchange’s Mercato Telematico Azionario (“MTA”) by the Company, in accordance with Article 144-bis, paragraph 1, letter b) of the Regulations for Issuers released by Consob under Resolution no. 11971/99, of a number of shares equivalent to the 6,434,786 treasury shares currently held by its subsidiary Arnette Optics Illusions Inc. (“Arnette”). In parallel with the purchases of shares by the Company, Arnette will sell on the MTA the 6,434,786 Luxottica Group treasury shares it currently holds. As a result, Luxottica Group will have direct control of a number of shares equal to those currently indirectly controlled through its subsidiary.

The original stockholders’ resolution, which authorized the buyback of up to a maximum of 18,500,000 ordinary shares, will expire on November 13, 2009. Consequently, at the upcoming Meeting the Board of Directors will submit to Stockholders for approval a new authorization to buyback up to a maximum of 18,500,000 ordinary shares, currently representing 3.99 percent of the Company’s share capital, for a maximum value of Euro 370,000,000. The new authorization, if approved by stockholders, will be valid for a period of 18 months from the date of the meeting. Please see “Recent Developments” for further information.

ITEM 2. COMMENTS ON FINANCIAL RESULTS FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2009 AND 2008

The following discussion should be read in conjunction with the disclosure contained in our Annual Report on Form 20-F for the year ended December 31, 2008, which contains, among other things, a discussion of the risks and uncertainties that could affect our future operating results or financial condition, as well as our significant accounting policies.

OVERVIEW

We are a leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear operating in two industry segments: (1) manufacturing and wholesale distribution and (2) retail distribution. Through our manufacturing and wholesale distribution segment, we are engaged in the design, manufacture, wholesale distribution and marketing of house brands and designer lines of mid- to premium-priced prescription frames and sunglasses and, with the acquisition of Oakley, Inc. (“Oakley”) in November 2007, we became a designer, manufacturer and worldwide distributor of performance optics products. Through our retail operations, as of June 30, 2009, we owned and operated 5,647 retail locations worldwide and franchised or licensed an additional 543 locations principally through our retail brands, which include, among others, LensCrafters, Sunglass Hut, Pearle Vision, ILORI, The Optical Shop of Aspen, OPSM, Laubman & Pank, Budget Eyewear, Bright Eyes, Oakley “O” Stores and Vaults, David Clulow and our Licensed Brands (Sears Optical and Target Optical). At June 30, 2009, our retail operations by geographic region and significant trade names were as follows:

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

North America	LensCrafters Pearle Vision Sunglass Hut ILORI Sunglass Icon The Optical Shop of Aspen	958 416 1,549 23 93 23	372 11	Prescription Prescription Sun Sun Sun Prescription

Geographic region	Retail brand	Number of corporate store locations	Number of franchised or licensed locations	Primary product

	Oliver Peoples Oakley “O” Stores and Vaults Licensed Brands: Sears Optical Target Optical	6 106 875 331	1	Prescription/Sun Sun/Apparel Prescription Prescription

Asia-Pacific	OPSM Laubman & Pank Budget Eyewear Sunglass Hut Bright Eyes Oakley “O” Stores and Vaults Oliver Peoples	321 129 75 200 54 16	1 13 4 88 1 1	Prescription Prescription Prescription Sun Sun Sun/Apparel Prescription/Sun

China and Hong Kong	LensCrafters Sunglass Hut	248 6		Prescription Sun

Europe	Sunglass Hut Oakley “O” Stores and Vaults David Clulow	78 12 68	6 5	Sun Sun/Apparel Prescription/Sun

Africa and Middle East	Sunglass Hut Oakley “O” Stores and Vaults		33 1	Sun Sun/Apparel

South Africa	Sunglass Hut Oakley “O” Stores and Vaults	56 2		Sun Sun/Apparel

Central and South America	Oakley “O” Stores and Vaults	2	6	Sun/Apparel

Our net sales include direct sales of finished products manufactured under our house brands or our designer lines to opticians and other independent retailers through our wholesale distribution channels and sales directly to consumers through our retail businesses.

Demand for our products is largely dependent on the discretionary spending power of the consumers in the markets in which we operate, as well as on our ability to offer products that meet the ever changing tastes of the mid to high-end consumers.

Our results of operations, which are reported in Euro, are subject to currency rate fluctuations particularly between the Euro and the U.S. dollar due to our significant U.S. business. The U.S. dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = U.S. $1.5304 in the first six months of 2008 to Euro 1.00 = U.S. $1.3320 in the first six months of 2009. Additionally, our results of operations are also susceptible to currency rate fluctuations between the Euro and the Australian dollar (“AUD”), due to our large retail presence in Australia. The Australian dollar/Euro exchange rate has fluctuated from an average exchange rate of Euro 1.00 = AUD 1.6546 in the first six months of 2008 to Euro 1.00 = AUD 1.8801 in the first six months of 2009. Although we engage in certain foreign currency hedging activities to mitigate the impact of these fluctuations, currency fluctuations have impacted our reported revenues and net income during the periods discussed herein. Fluctuations in currency exchange rates could significantly impact our reported financial results in the future.

The Oakley Merger

On November 14, 2007, we completed the merger with Oakley, for a total purchase price of approximately U.S.$2.1 billion. Since the consummation of the acquisition, we have begun to implement our strategic integration plan with respect to Oakley. We immediately launched a full portfolio of project tasks, with specific objectives, dedicated joint teams and designated accountabilities to address key integration and synergy areas, with direct significant involvement of our top management.

We expect that our integration with Oakley will result in synergies in the following areas:

•              international wholesale development;

•              developments related to specific brands (especially Revo and Arnette);

•              sourcing retail operations synergies in the key markets of North America and Asia-Pacific; and

•              general and administrative expenses.

Currently, all integration project activities are proceeding substantially according to the plan. In particular, specific integration tasks have been completed, including the integration of the retail operations in North America, the integration of the Oakley dedicated sales force and marketing within the Luxottica commercial infrastructure in selected European countries and joint sourcing initiatives, while others are in the implementation or detailed planning phase and are expected to be executed within the planned timeframe.

We expect that the transaction will result in operating synergies, driven by revenue growth and efficiencies. We are currently on schedule to realize the initial estimate of efficiencies.

The primary factors that may influence our ability to execute our integration plans and realize the anticipated cost savings include:

•              difficulty in integrating the newly-acquired business and operations in an efficient and effective manner;

•              inability to achieve strategic objectives, cost savings and other benefits from the acquisition;

•              difficulty integrating Oakley’s human resources systems, operating systems, inventory management systems, and assortment planning systems with our systems; and

•              the cultural differences between our organization and Oakley’s organization.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2009 AND 2008

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Six months ended June 30,
	2009	%	2008	%

Net sales	€2,713,960	100.0	€2,753,145	100.0
Cost of sales	933,628	34.4	911,387	33.1

Gross profit	1,780,332	65.6	1,841,758	66.9

Selling and advertising expense	1,095,652	40.4	1,090,431	39.6
General and administrative expense	322,028	11.9	314,093	11.4

Income from operations	362,652	13.4	437,234	15.9

Other income (expense) - net	(48,970)	1.8	(60,185)	2.2

Income before provision for income taxes	313,683	11.6	377,049	13.7

Provision for income taxes	108,660	4.0	129,893	4.7

Net income	205,023	7.6	247,156	9.0

Less: Net income attributable to noncontrolling interest	8,946	0.3	10,871	0.4

Net income attributable to Luxottica Group Stockholders	€196,077	7.2	€236,285	8.6

Net Sales. Net sales decreased by Euro 39.1 million, or 1.4 percent, to Euro 2,714.0 million for the first six months of 2009 from Euro 2,753.1 million for the same period in 2008. Euro 125.9 million of such decrease is attributable to the decreased sales of the manufacturing and wholesale distribution segment for the six months ended June 30, 2009 as compared to the same period in 2008, which was partially offset by the increase in the retail distribution segment of Euro 86.8 million. This increase in sales in the retail distribution segment includes positive effects from currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to a stronger U.S. dollar compared to the Euro. The favorable exchange rate fluctuations increased net sales by Euro 166.9 million, primarily in the retail distribution segment.

Net sales for the retail distribution segment increased by Euro 86.8 million, or 5.6 percent, to Euro 1,637.0 million for the first six months of 2009 from Euro 1,550.2 million for the same period in 2008. The increase in net sales for the period is attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 151.8 million; however, this increase was partially offset by a 8.1 percent decrease in comparable store sales for the North American retail operations, which reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable period in the same geographic area, and applies to both periods the average exchange rate for the prior period.

Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 125.9 million, or 10.5 percent, to Euro 1,077.0 million for the first six months of 2009 from Euro 1,202.9 million for the same period in 2008. This decrease was mainly attributable to decreased sales of most of the designer brands, which was partially offset by increased sales of our RayBan and Oakley brands. These sales volume decreases occurred in almost all our key markets. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 15.1 million.

During the first six months of 2009, net sales in the retail distribution segment accounted for approximately 60.3 percent of total net sales, as compared to approximately 56.3 percent of total net sales for the same period in 2008. This increase in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 10.5 percent decrease in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period in 2008 and (ii) positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America where the Euro is not the functional currency.

During the first six months of 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 587.1 million, comprising 54.5 percent of our total net sales in this segment compared to Euro 674.5 million during the same period in 2008, or 56.1 percent of total net sales. The decrease of Euro 87.4 million in the first six months of 2009 compared to the first six months of 2008, constituted a 13.0 percent decrease in net sales to third parties in Europe, due to the global financial crisis that caused reduced consumer demand in this market. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $344.4 million in U.S. dollar terms and comprised 24.0 percent of our total net sales in this segment for the first six months of 2009, compared to U.S. $401.7 million in the first six months of 2008, or 21.8 percent of total net sales. The decrease of U.S. $57.3 million in the first six months of 2009 compared to the same period in 2008, constituted a decrease, in U.S. dollars, of 14.3 percent in net sales in this segment in the United States and Canada, due to the global financial crisis that caused reduced consumer demand in this market. In Euro net sales in the United States and Canada decreased from the same period in 2008 by only 1.5 percent due to the strengthening of the U.S. dollar as compared to the Euro. During the first six months of 2009, net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 231.3 million, comprising 21.5 percent of our total net sales in this segment compared to Euro 265.9 million during the same period in 2008, or 22.1 percent of our net sales. The decrease of Euro 34.6 million in the first six months of 2009 compared to the same period in 2008 constituted a 13.0 percent decrease in this segment in the rest of the world due to the global financial crisis that caused reduced consumer demand in this market.

During the first six months of 2009, net sales in our retail distribution segment in the United States and Canada comprised 84.1 percent of our total net sales in this segment as compared to 83.6 percent of our total net sales for the same period in 2008. In U.S. dollars, retail net sales in the United States and Canada decreased by 7.5 percent to U.S. $1,833.2 million for the first six months of 2009 from U.S. $1,982.5 million for the same period in 2008. In Euro retail net sales in the United States and Canada increased by 6.2 percent to Euro 1,376.3 million in the first six months of 2009 from Euro 1,295.4 million for the same period in 2008 mainly due to the strengthening of the U.S. dollar compared to the Euro, which resulted in U.S. dollar appreciation on a significant portion of the retail business generated in U.S. dollars. During the first six months of 2009, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 15.9 percent of our total net sales in the retail distribution segment and constituted an increase of 2.3 percent to Euro 260.7 million for the first six months of 2009 from Euro 254.8 million for the same period in 2008.

Cost of Sales. Cost of sales increased by Euro 22.2 million, or 2.4 percent, to Euro 933.6 million for the first six months of 2009 from Euro 911.4 million for the same period in 2008, mainly due to the impact of fixed costs on declining volumes. As a percentage of net sales, cost of sales increased to 34.4 percent in the first six months of 2009, as compared to 33.1 percent in the same period in 2008. In the first six months of 2009, the average number of frames produced daily in our facilities decreased to approximately 198,000, as compared to 224,300 in the same period in 2008, which was attributable to decreased production in both the Italian and Chinese manufacturing facilities because of the overall decrease in demand.

Gross Profit. Our gross profit decreased by Euro 61.4 million, or 3.3 percent, to Euro 1,780.3 million for the first six months of 2009 from Euro 1,841.8 million for the same period in 2008. As a percentage of net sales, gross profit decreased to 65.6 percent for the first six months of 2009 from 66.9 percent for the same period in 2008, due to the factors noted above for cost of sales.

Operating Expenses. Total operating expenses increased by Euro 13.2 million, or 0.9 percent, to Euro 1,417.7 million in the first six months of 2009 from Euro 1,404.5 million for the same period in 2008. As a percentage of net sales, operating expenses increased to 52.2 percent for the first six months of 2009 from 51.0 percent for the same period in 2008 primarily due to the increase of selling expenses in the retail distribution segment, mainly driven by occupancy and other fixed costs.

Selling and advertising expenses (including royalty expenses) increased by Euro 5.2 million, or 0.5 percent, to Euro 1,095.7 million for the first six months of 2009 from Euro 1,090.4 million for the same period in 2008, primarily due to the increase in selling expenses of Euro 42.7 million in the retail distribution segment due to currency fluctuation effects, caused, in particular, by a stronger U.S. dollar compared to the Euro. This increase was partially offset by decreases in advertising expenses of Euro 23.1 million and in royalty expenses of Euro 14.3 million. As a percentage of net sales, selling and advertising expenses increased to 40.4 percent for the first six months of 2009 compared to 39.6 percent for the same period in 2008 attributable to our sales decreases.

General and administrative expenses, including intangible asset amortization, increased by Euro 7.9 million, or 2.5 percent, to Euro 322.0 million for the first six months of 2009 from Euro 314.1 million for the same period in 2008. The increase in general and administrative expenses is mainly due to currency fluctuation effects, particularly caused by a stronger U.S. dollar compared to the Euro. As a percentage of net sales, general and administrative expenses increased to 11.9 percent for the first six months of 2009 compared to 11.4 percent for the same period in 2008.

Income from Operations. For the reasons described above, income from operations decreased by Euro 74.6 million, or 17.1 percent, to Euro 362.7 million for the first six months of 2009 from Euro 437.2 million for the same period in 2008. As a percentage of net sales, income from operations decreased to 13.4 percent in the first six months of 2009 from 15.9 percent for the same period in 2008.

Other Income (Expense) – Net. Other income (expense) - net was Euro (49.0) million for the first six months of 2009 compared to Euro (60.2) million for the same period in 2008. Net interest expense was Euro 45.0 million for the first six months of 2009 compared to Euro 58.5 million for the same period in 2008, attributable to a decrease of interest rates on our outstanding floating interest rate indebtedness.

Net Income. Income before taxes decreased by Euro 63.4 million, or 16.8 percent, to Euro 313.7 million for the first six months of 2009 from Euro 377.0 million for the same period in 2008. As a percentage of net sales, income before taxes decreased to 11.6 percent for the first six months of 2009 from 13.7 percent for the same period in 2008. Net income attributable to noncontrolling interests decreased to Euro 8.9 million for the first six months of 2009 from Euro 10.9 million for the same period in 2008. Our effective tax rate was 34.6 percent for the first six months of 2009, compared to 34.5 percent for the same period in 2008.

Net income decreased by Euro 40.2 million, or 17.0 percent, to Euro 196.1 million for the first six months of 2009 from Euro 236.3 million for the same period in 2008 for the reasons described above. Net income as a percentage of net sales decreased to 7.2 percent for the first six months of 2009 from 8.6 percent for the same period in 2008.

Basic earnings per share were Euro 0.43 for the first six months of 2009 as compared to Euro 0.52 for the same period in 2008. Diluted earnings per share were Euro 0.43 for the first six months of 2009 compared to Euro 0.52 for the same period in 2008.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2009 AND 2008

The following table sets forth for the periods indicated the amount and percentage of net sales represented by certain items included in our statements of consolidated income (in thousands of Euro).

	Three months ended June 30,
	2009	%	2008	%

Net sales	€1,401,626	100.0	€1,354,442	100.0
Cost of sales	481,579	34.4	438,822	32.4

Gross profit	920,047	65.6	915,620	67.6

Selling and advertising expenses	542,099	38.7	529,564	39.1
General and administrative expenses	171,962	12.3	155,878	11.5

Income from operations	205,986	14.7	230,177	17.0

Other income (expense) - net	(20,542)	1.5	(23,596)	1.7

Income before provision for income taxes	185,443	13.2	206,581	15.3

Provision for income taxes	65,124	4.6	70,229	5.2

Net income	120,320	8.6	136,352	10.1

Less: Net income attributable to noncontrolling interest	4,637	0.3	3,772	0.3

Net income attributable to Luxottica Group Stockholders	€115,683	8.3	€132,580	9.8

Net Sales. Net sales increased by Euro 47.2 million, or 3.5 percent, to Euro 1,401.6 million for the three-month period ended June 30, 2009 from Euro 1,354.4 million for the same period in 2008. Euro 54.2 million of such increase is attributable to the increased sales of the retail distribution segment for the three months ended June 30, 2009 as compared to the same period in 2008 including the positive effects of currency fluctuations between the Euro, which is our reporting currency, and other currencies in which we conduct business, in particular due to a stronger U.S. dollar compared to the Euro, which was partially offset by the decrease in the manufacturing and wholesale distribution segment of Euro 7.1 million.

Net sales for the retail distribution segment increased by Euro 54.2 million, or 7.0 percent, to Euro 825.3 million for the three months ended June 30, 2009 from Euro 771.1 million for the same period in 2008. The increase in net sales for the period, is primarily attributable to the strengthening of the U.S. dollar against the Euro, which increased net sales for the period by Euro 80.7 million, however, this increase was partially offset by a 9.5 percent decrease in comparable store sales for the North American retail operations.

Net sales to third parties in the manufacturing and wholesale distribution segment decreased by Euro 7.1 million, or 1.2 percent, to Euro 576.3 million for the three months ended June 30, 2009 from Euro 583.4 million for the same period in 2008. This decrease was mainly attributable to decreased sales of most of the designer brands, which was partially offset by increased sales of our Ray-Ban and Oakley brands. These sales volume decreases occurred in almost all of our key markets. These negative effects were partially offset by positive currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro, which caused an increase in net sales to third parties in the manufacturing and wholesale distribution segment of Euro 10.6 million.

During the three-month period ended June 30, 2009, net sales in the retail distribution segment accounted for approximately 58.9 percent of total net sales, as compared to approximately 56.9 percent of total net sales for the same period in 2008. This increase in the net sales as a percentage of total net sales for the retail distribution segment is primarily attributable to: (i) a 1.2 percent decrease in net sales to third parties in our manufacturing and wholesale distribution segment compared to the same period in 2008 and (ii) positive currency exchange rate effects, which more heavily impacted net sales for the retail distribution segment because of the heavy concentration of our retail business in North America where the Euro is not the functional currency.

During the three-month period ended June 30, 2009, net sales to third parties in our manufacturing and wholesale distribution segment in Europe was Euro 313.7 million, comprising 54.4 percent of our total net sales in this segment compared to Euro 313.1 million during the same period in 2008, or 53.7 percent of total net sales. The small increase of Euro 0.6 million in the three-month period ended June 30, 2009 compared to the same period of 2008, constituted a 0.2 percent increase in net sales to third parties in Europe, due to better performance obtained in some markets such as France, Germany, Turkey and Italy. Net sales to third parties in our manufacturing and wholesale distribution segment in the United States and Canada were U.S. $187.7 million in U.S. dollar terms and comprised 23.5 percent of our total net sales in this segment in the three-month period ended June 30, 2009, compared to U.S. $213.7 million in the same period in 2008, or 23.4 percent of total net sales in this segment. The decrease of U.S. $26.0 million for the three-month period ended June 30, 2009 compared to the same period in 2008, constituted a decrease, in U.S. dollars, of 12.2 percent in net sales in this segment in the United States and Canada, due to the global financial crisis that caused reduced consumer demand in this market. In Euro net sales in the United States and Canada decreased for the three-month period ended June 30,

2009 from the same period in 2008 by only 0.6 percent due to the strengthening of the U.S. dollar as compared to the Euro. During the three-month period ended June 30, 2009 net sales to third parties in our manufacturing and wholesale distribution segment in the rest of the world was Euro 127.1 million, comprising 22.1 percent of our total net sales in this segment compared to Euro 134.0 million during the same period in 2008, or 23.0 percent of our net sales. The decrease of Euro 6.8 million for the three-month period ended June 30, 2009 compared to the same period in 2008 constituted a 5.1 percent decrease in this segment in the rest of the world due to the global financial crisis that caused reduced consumer demand in this market.

During the three-month period ended June 30, 2009, net sales in our retail distribution segment in the United States and Canada comprised 83.6 percent of our total net sales in this segment as compared to 83.4 percent of our total net sales for the same period in 2008. In U.S. dollars, retail net sales in the United States and Canada decreased by 6.6 percent to U.S. $939.2 million for the three-month period ended June 30, 2009 from U.S. $1,005.2 million for the same period in 2008. In Euro, retail net sales in the United States and Canada increased by 7.4 percent from Euro 642.8 million for the three-month period ended June 30, 2008 to Euro 690.0 million for the same period in 2009 mainly due to the strengthening of the U.S. dollar compared to the Euro, which resulted in U.S. dollar appreciation on a significant portion of the retail business generated in U.S. dollars. During the three-month period ended June 30, 2009, net sales in the retail segment in the rest of the world (excluding the United States and Canada) comprised 16.4 percent of our total net sales in the retail distribution segment and constituted an increase of 5.4 percent to Euro 135.3 million for the three-month period ended June 30, 2009 from Euro 128.3 million for the same period in 2008, or 16.6 percent of net sales in the segment.

Cost of Sales. Cost of sales increased by Euro 42.8 million, or 9.7 percent, to Euro 481.6 million for the three-month period ended June 30, 2009 from Euro 438.8 million for the same period in 2008, primarily attributable to our overall sales increase. As a percentage of net sales, cost of sales increased to 34.4 percent for the three-month period ended June 30, 2009, as compared to 32.4 percent for the same period in 2008, mainly due to the impact of fixed costs on declining volumes. In the three-month period ended June 30, 2009, the average number of frames produced daily in our facilities decreased to approximately 208,000, as compared to 228,400 for the same period in 2008, which was attributable to decreased production in both the Italian and Chinese manufacturing facilities because of the overall decrease in demand.

Gross Profit. Our gross profit increased by Euro 4.4 million, or 0.5 percent, to Euro 920.0 million for the three-month period ended June 30, 2009 from Euro 915.6 million for the same period in 2008. As a percentage of net sales, gross profit decreased to 65.6 percent for the three-month period ended June 30, 2009 from 67.6 percent for the same period in 2008, due to the factors noted above for cost of sales.

Operating Expenses. Total operating expenses increased by Euro 28.6 million, or 4.2 percent, to Euro 714.1 million for the three-month period ended June 30, 2009 from Euro 685.4 million for the same period in 2008. As a percentage of net sales, operating expenses increased to 50.9 percent for the three-month period ended June 30, 2009 from 50.6 percent for the same period in 2008 primarily due to the increase of selling expenses in the retail distribution segment, mainly driven by occupancy and other fixed costs.

Selling and advertising expenses (including royalty expenses) increased by Euro 12.5 million, or 2.4 percent, to Euro 542.1 million for the three-month period ended June 30, 2009 from Euro 529.6 million for the same period in 2008, primarily due to the increases in selling expenses of Euro 27.1 million partially offset by the decrease in royaly expenses of Euro 5.2 million and advertising expenses of Euro 9.4 million. The increase of selling expenses is due to currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro. As a percentage of net sales, selling and advertising expenses decreased to 38.7 percent for the three-month period ended June 30, 2009 compared to 39.1 percent for the same period in 2008.

General and administrative expenses, including intangible asset amortization, increased by Euro 16.1 million, or 10.3 percent, to Euro 172.0 million for the three-month period ended June 30, 2009 from Euro 155.9 million for the same period in 2008. The increase in general and administrative expenses is mainly due to currency fluctuations, in particular due to a stronger U.S. dollar compared to the Euro. As a percentage of net sales, general and administrative expenses increased to 12.3 percent for the three-month period ended June 30, 2009 compared to 11.5 percent for the same period in 2008.

Income from Operations. For the reasons described above, income from operations decreased by Euro 24.2 million, or 10.5 percent, to Euro 206.0 million for the three-month period ended June 30, 2009 from Euro 230.2 million for the same period in 2008. As a percentage of net sales, income from operations decreased to 14.7 percent for the three-month period ended June 30, 2009 from 17.0 percent for the same period in 2008.

Other Income (Expense) — Net. Other income (expense) - net was Euro (20.5) million for the three-month period ended June 30, 2009 compared to Euro (23.6) million for the same period in 2008. Net interest expense was Euro 18.3 million for the three-month period ended June 30, 2009 compared to Euro 27.1 million for the same period in 2008, attributable to a decrease of interest rates on our outstanding floating interest rate indebtedness.

Net Income. Income before taxes decreased by Euro 21.1 million, or 10.2 percent, to Euro 185.4 million for the three-month period ended June 30, 2009 from Euro 206.6 million for the same period in 2008. As a percentage of net sales, income before taxes decreased to 13.2 percent for the three-month period ended June 30, 2009 from 15.3 percent for the same period in 2008. Net income attributable to noncontrolling interests increased to Euro 4.6 million for the three-month period ended June 30, 2009 from Euro 3.8 million for the same period in 2008. Our effective tax rate was 35.1 percent for the three-month period ended June 30, 2009, compared to 34.0 percent for the same period in 2008.

Net income decreased by Euro 16.9 million, or 12.7 percent, to Euro 115.7 million for the three-month period ended June 30, 2009 from Euro 132.6 million for the same period in 2008 for the reasons described above. Net income as a percentage of net sales decreased to 8.3 percent for the three-month period ended June 30, 2009 from 9.8 percent for the same period in 2008.

Basic earnings per share were Euro 0.25 for the three-month period ended June 30, 2009 as compared to Euro 0.29 for the same period in 2008. Diluted earnings per share were Euro 0.25 for the three-month period ended June 30, 2009 compared to Euro 0.29 for the same period in 2008.

BALANCE SHEET DISCUSSION

Our Cash Flows

Operating Activities. Our cash provided by operating activities was Euro 424.3 million and Euro 260.0 million for the first six months of 2009 and 2008, respectively. The Euro 164.3 million increase for the first six months of 2009 as compared to the same period in 2008 was primarily attributable to better performance by the Group on all components of working capital.

Depreciation and amortization was Euro 144.3 million for the first six months of 2009 compared to Euro 132.8 million for the same period in 2008. Non-cash stock-based compensation expenses were Euro 6.1 million for the first six months of 2009 compared to Euro 23.0 million for the same period in 2008. The decrease in the first six months of 2009 compared to the same period of 2008 in non cash stock-based compensation was primarily attributable to the change in the vesting period for the 2006 performance plan (expense associated with this plan was Euro 2.0 million in the first six months of 2009 and Euro 18.1 million in the same period of 2008). The change in accounts receivable was Euro (107.5) million for the first six months of 2009 compared to Euro (169.7) million for the same period in 2008. The change is mainly due to the improvement of the Company’s days-of-sales-outstanding in addition to lower sales recorded in the first six months of 2009 as compared to the same period in 2008. The inventory change was Euro 37.7 million for the first six months of 2009, compared to Euro (5.3) million for the same period in 2008. The change is mainly due to the improvement in the production planning, which was implemented in 2008, which caused a better alignment between stock on hand and volumes of sales, and therefore optimized the inventory levels.  The change in accounts payable was Euro (4.8) million for the first six months of 2009 compared to Euro (27.8) million for the same period in 2008. The difference was primarily attributable to improved timing of payments. The change in prepaid expenses and other was Euro 136.9 million for the first six months of 2009 as compared to Euro 62.2 million for the same period in 2008. The change is mainly due to the collection of certain US tax receivables for approximately Euro 46.6 million and the utilization of tax prepayments of Euro 64.8 to offset the tax payments which came due during the first six months of 2009. The change in income taxes payable was Euro (8.1) million for the first six months of 2009 as compared to Euro 12.3 million for the same period in 2008. The difference is mainly due to the advances for taxes paid in 2008 by certain of our Italian subsidiaries, which were used in the current year and offset the tax payable as of June 2009.

Investing Activities. Our cash used in investing activities was Euro (102.1) million for the first six months of 2009 as compared to Euro (158.0) million for the same period in 2008. The cash used in investing activities mainly consists of capital expenditures which primarily relate to the investment in both the IT for the manufacturing and wholesale distribution segment and in the opening, remodeling and relocation of stores in the retail distribution segment.

Financing Activities. Our cash used in financing activities for the first six months of 2009 and 2008 was Euro (306.9) million and Euro (161.4) million, respectively. Cash provided by/(used in) financing activities for the first six months of 2009 consisted primarily of the proceeds of Euro 535.0 million from long-term debt borrowings, Euro (642.6) million used to repay long-term debt expiring during the first six months of 2009 as well as a Euro (200.1) million decrease in bank overdraft balances due to the optimization of intercompany receipts that allowed the Group to pool cash from subsidiaries. Cash provided by/(used in) financing activities for the first six months of 2008 consisted primarily of the proceeds of Euro 394.5 million from long-term debt borrowings and Euro (340.8) million in cash used to repay long-term debt expiring during the first six months of 2008, in addition to the payment of dividends of Euro 223.6 million.

We have relied primarily upon internally generated funds, trade credit and bank borrowings to finance our operations and expansion. So far, we have not seen a worsening of our credit conditions or any limitation on the availability of our credit facilities as a consequence of the global financial crisis. We continue to monitor how the credit crisis evolves in order to implement appropriate action plans in case needed.

Bank overdrafts represent negative cash balances held in banks and amounts borrowed under various unsecured short-term lines of credit obtained by us and certain of our subsidiaries through local financial institutions. These facilities are usually short-term in nature or contain evergreen clauses with a cancellation notice period. Certain of these subsidiaries’ agreements require a guarantee from Luxottica Group S.p.A. Interest rates on these lines vary based on the country of borrowing, among other factors. We use these short-term lines of credit to satisfy our short-term cash needs.

Our total net indebtedness was Euro 2,627.3 million as of June 30, 2009. Available additional borrowings under credit facilities as of such date were Euro 532.8 million.

On September 3, 2003, U.S. Holdings closed a private placement of U.S. $300.0 million of senior unsecured guaranteed notes, issued in three series (Series A, Series B and Series C). The Series A and Series B Notes matured on September 3, 2008 and have been re-paid in full. The Series C Notes mature on September 3, 2010 and accrue interest at 4.45 percent per annum. The Series C Notes require annual prepayments beginning on September 3, 2006 through the applicable dates of maturity. The Notes are guaranteed on a senior unsecured basis by us and our subsidiary Luxottica S.r.l., the Company’s wholly-owned subsidiary. The Notes can be prepaid at U.S. Holdings’ option under certain circumstances. The Notes contain certain financial and operating covenants. As of June 30, 2009, we were in compliance with all of the applicable covenants, including calculations of financial covenants.

On June 3, 2004, we and our subsidiary U.S. Holdings entered into a credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 740.0 million and U.S. $325.0 million. The facility consists of three tranches (Tranche A, Tranche B and Tranche C). On March 10, 2006, this agreement was amended to increase the available borrowings, decrease the interest margin and define a new maturity date of five years from the date of the amendment for Tranche B and Tranche C. In February 2008, we exercised an option included in the amendment to the term and revolving facility to extend the maturity date of Tranches B and C to March 2013. Tranche A was a Euro 405.0 million amortizing term loan requiring repayment of nine equal quarterly installments of principal of Euro 45.0 million beginning in June 2007, which was to be used for general corporate purposes, including the refinancing of our existing debt as it matures. Tranche A expired on June 3, 2009 and was repaid in full. Tranche B is a term loan of U.S. $325.0 million which was drawn upon on October 1, 2004 by U.S. Holdings to finance the purchase price for the acquisition of Cole National. Amounts borrowed under Tranche B will mature in March 2013. Tranche C is a revolving credit facility of Euro 725.0 million-equivalent multi-currency (Euro/U.S. dollar). Amounts borrowed under Tranche C may be repaid and re-borrowed with all outstanding balances maturing in March 2013. On June 30, 2009, Euro 685.0 million had been drawn from Tranche C by Luxottica Group S.p.A. We can select interest periods of one, two, three or six months with interest accruing on Euro-denominated loans based on the corresponding EURIBOR rate and U.S. dollar-denominated loans based on the corresponding LIBOR rate, both plus a margin between 0.20 percent and 0.40 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement. The interest rate on June 30, 2009 was 1.489 for Tranche B and 1.249 percent on Tranche C amounts borrowed in Euro. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of June 30, 2009. As of June 30, 2009, Euro 916.8 million was borrowed under this credit facility.

In June 2005, we entered into nine interest rate swap transactions with an aggregate initial notional amount of Euro 405.0 million with various banks which began to decrease by Euro 45.0 million every three months beginning on June 3, 2007 (“Club Deal Swaps”). These Club Deal Swaps expired on June 3, 2009. The Club Deal Swaps were entered into as a cash flow hedge on Tranche A of the credit facility discussed above.

During the fourth quarter of 2007, we entered into thirteen interest rate swap transactions with an aggregate initial notional amount of U.S. $325.0 million with various banks (“Tranche B Swaps”). These Tranche B Swaps will expire on March 10, 2012. The Tranche B Swaps were entered into as a cash flow hedge on Tranche B of the credit facility discussed above. The Tranche B Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.62 percent per annum.

To finance the acquisition of Oakley, on October 12, 2007, we and our subsidiary U.S. Holdings entered into two credit facilities with a group of banks providing for certain term loans and a short-term bridge loan for an aggregate principal amount of U.S. $2.0 billion. The term loan facility is a Term Loan of U.S. $1.5 billion, with a five-year term, with options to extend the maturity on two occasions for one year each time. We exercised the first option to extend the final maturity of this facility by one year to October 12, 2013.  The term loan facility is divided into two facilities, Facility D and Facility E. Facility D consists of an amortizing term loan in an aggregate amount of U.S. $1.0 billion, borrowed by U.S. Holdings, and Facility E consists of a bullet term loan in an aggregate amount of U.S. $500.0 million, which we borrowed. Each facility has a five-year term, with options to extend the maturity on two occasions for one year each time.

The term loan has a spread of between 20 and 40 basis points over LIBOR, depending on our ratio of net debt to EBITDA, except for the period between the date of the first utilization date and the calculation of the covenants for the first six months of 2008, for which the spread was fixed to 40 basis points. Interest accrues on the term loan at LIBOR (as defined in the agreement) plus 0.35 percent (1.489 percent for Facility D and 0.979 percent for Facility E on June 30, 2009). The final maturity of the credit facility is October 12, 2013. This credit facility contains certain financial and operating covenants. We were in compliance with those covenants as of June 30, 2009. U.S. $1.5 billion was borrowed under this credit facility as of June 30, 2009.

During the fourth quarter of 2007, we entered into ten interest rate swap transactions with an aggregate initial amount of U.S. $500.0 million with various banks (“Tranche E Swaps”). These swaps will expire on October 12, 2012. The Tranche E Swaps were entered into as a cash flow hedge on Facility E of the credit facility discussed above. The Tranche E Swaps exchange the floating rate of LIBOR for an average fixed rate of 4.26 percent per annum.

During the fourth quarter of 2008 and January 2009, we entered into fourteen interest rate swap transactions with an aggregate initial notional amount of U.S. $700.0 million with various banks which begin to decrease by U.S.$ 50.0 million every three months beginning on April 12, 2011 (“Tranche D Swaps”) which matches the scheduled maturity of the hedged debt. These swaps will expire on October 12, 2012. The Tranche D Swaps were entered into as a cash flow hedge on Facility D of the credit facility discussed above. The Tranche D Swaps exchange the floating rate of LIBOR for an average fixed rate of 2.423 percent per annum.

On April 29, 2008, we and our subsidiary U.S. Holdings entered into an amendment and transfer agreement to the U.S. $500.0 million short-term bridge loan facility previously entered into to finance the Oakley acquisition. The terms of this amendment and transfer agreement, among other things, reduced the total facility amount from U.S. $500.0 million to U.S. $150.0 million, effective on July 1, 2008, and provided for a final maturity date that is 18 months from the effective date of the agreement. From July 1, 2008, interest accrues at LIBOR (as defined in the agreement) plus 0.60 percent (0.919 percent as of June 30, 2009). As of June 30, 2009, U.S. $150.0 million was borrowed under this facility.

In April 2008, we entered into a new Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro. This facility is an 18-month revolving credit facility that provides borrowing availability of up to Euro 150.0 million. The amounts borrowed under the revolving facility can be borrowed and repaid until final maturity. Interest accrues at EURIBOR plus 0.375 percent (1.337 percent as of June 30, 2009). We can select interest periods of one, three or six months. In June 2009, we renegotiated this credit facility. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. We can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of June 30, 2009, Euro 150.0 million was borrowed under this facility.

On May 29, 2008, we entered into a Euro 250.0 million revolving credit facility,

guaranteed by our subsidiary, U.S. Holdings, with Intesa Sanpaolo S.p.A., as agent, and Intesa Sanpaolo S.p.A., Banca Popolare di Vicenza S.c.p.A. and Banca Antonveneta S.p.A., as lenders. The final maturity of the credit facility is May 29, 2013. The credit facility will require repayment of equal quarterly installments of Euro 30.0 million of principal starting on August 29, 2011, and a repayment of Euro 40.0 million on the final maturity date. Interest accrues at EURIBOR (as defined in the agreement) plus a margin between 0.40 percent and 0.60 percent based on the “Net Debt/EBITDA” ratio, as defined in the agreement (1.417 percent as of June 30, 2009). As of June 30, 2009, Euro 250.0 million was borrowed under this credit facility.

In June and July 2009 we entered into eight interest rate swap transactions with an aggregate initial notional amount of Euro 250.0 million with various banks (the “Intesa Swaps”). The Intesa Swaps will decrease their notional amount on a quarterly basis, following the amortization schedule of the underlying facility, commencing on August 29, 2011. These Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered into as a cash flow hedge on the Intesa Sanpaolo S.p.A. Euro 250.0 million revolving credit facility discussed above. The Intesa Swaps exchange the EURIBOR floating rate for an average fixed rate of 2.25 percent per annum.

On July 1, 2008 our subsidiary U.S. Holdings closed a private placement of U.S. $275 million senior unsecured guaranteed notes (the “Notes”), issued in three series (Series A, Series B and Series C). The principal amounts of Series A, Series B and Series C Notes are U.S. $20 million, U.S. $127 million and U.S. $128 million, respectively. Series A Notes mature on July 1, 2013, Series B Notes mature on July 1, 2015 and Series C Notes mature on July 1, 2018. Interest on the Series A Notes accrues at 5.96 percent per annum, interest on the Series B Notes accrues at 6.42 percent per annum and interest on the Series C Notes accrues at 6.77 percent per annum. The proceeds from the Notes received on July 1, 2008, were used to repay a portion of the Bridge Loan Facility which expired July 1, 2008. In addition, we extended the amended Bridge Loan of U.S. $150 million for a further 18 months starting from July 1, 2008.

RECENT DEVELOPMENTS AND OTHER EVENTS

On September 18, 2009, our Board of Directors called a stockholders’ meeting for October 29, 2009, in order to propose the payment of a dividend of Euro 0.22 per ordinary share, resulting in a total dividend payment of over Euro 100 million. Based on the timetable established by Borsa Italiana, the Milan Stock Exchange, if approved by stockholders, the dividend will be paid in Euros to holders of ordinary shares on November 26, 2009. Deutsche Bank Trust Company Americas, the depositary of our ordinary shares represented by American Depositary Receipts (ADRs), will pay the dividend in U.S. dollars to ADR holders on December 4, at the Euro/U.S. dollar exchange rate on November 27, 2009. The ex-dividend date for both holders of ordinary shares and ADRs will be November 23, 2009.

On the same date, we also announced the launch of the share buyback program which will begin on September 21, 2009. The buyback program was approved by stockholders at the May 13, 2008 stockholders’ meeting to implement its Performance Shares Plan. The program will allow us to purchase on the Milan Stock Exchange’s

Mercato Telematico Azionario (“MTA”), in accordance with Article 144-bis, paragraph 1, letter b) of the Regulations for Issuers released by Consob under Resolution no. 11971/99, a number of shares equivalent to the 6,434,786 treasury shares currently held by our subsidiary Arnette Optics Illusions Inc. (“Arnette”). In parallel with our purchases of these shares, Arnette will sell on the MTA the 6,434,786 Luxottica Group treasury shares it currently holds. As a result, we will have direct control of a number of shares equal to those currently indirectly controlled through our subsidiary.

The original stockholders’ resolution, which authorized the buyback of up to a maximum of 18,500,000 ordinary shares and will expire on November 13, 2009, was intended to provide us with treasury shares to efficiently manage our share capital and to implement our Performance Shares Plan. Consequently, at the upcoming Meeting, the Board of Directors will submit to stockholders for approval a new authorization to buyback up to a maximum of 18,500,000 ordinary shares, currently representing 3.99 percent of our share capital, for a maximum value of Euro 370,000,000. The new authorization, if approved by stockholders, will be valid for a period of 18 months from the date of the meeting.

On August 17, 2009, we signed an agreement with Myer, Australia’s largest department store group and a leader in the Australian retail market, to roll out a unique retail concept to all 65 Myer stores across Australia. As part of the agreement, specially designed Sunglass Hut store concepts will be introduced to 30 Myer stores by November 2009. The concept will incorporate strong visual display, product merchandising and specialized staff, managed by our Sunglass Hut division, in a shop-in-shop style format. An additional 35 non-Sunglass Hut branded concepts will be introduced to the remaining 35 Myer stores over the next few months, also managed by Sunglass Hut.

On July 16, 2009, we closed an agreement with Multiopticas Internacional S.L., a company that owns over 390 eyewear stores operating under the GMO, Econoptics and SunPlanet retail brands in Chile, Peru, Ecuador and Colombia, pursuant to which Luxottica acquired a 40 percent participation in Multiopticas Internacional. Under the terms of the agreement, we have a call option for the remaining 60 percent of Multiopticas Internacional. The call option will be exercisable by us between 2012 and 2014 at a price to be determined on the basis of Multiopticas’ sales and EBITDA values at the time of the exercise.

On June 25, 2008, our subsidiary Ray Ban Indian Holdings Inc., which owns approximately 70.5 percent of RayBan Sun Optics India Limited, a company listed on the Bombay Stock Exchange, proposed to make a voluntary delisting offer to the public stockholders of RayBan Sun Optics India Limited pursuant to the SEBI (delisting of securities) Guidelines 2003. On July 25, 2008 the Ray Ban Sun Optics India Limited stockholders’ meeting approved the delisting offer. During the bid period, the stockholders tendered 2,521,841 shares, and Ray Ban Indian Holdings Inc. reached the required quota for the delisting. On August 26, 2008 the exit price of Rs 140 was determined and on September 11, 2008, the last day for tendering shares, an additional number of 1,813,872 tendered shares were exchanged. Until May 20, 2009, the Company continued its tender offer for the remaining outstanding shares and Ray Ban Indian Holdings Inc. now owns 93.3 percent of the equity shares of RayBan Sun Optics India Limited.

In June 2009, we renegotiated our 18 month Euro 150.0 million unsecured credit facility with Banca Nazionale del Lavoro dated April 9, 2008. The new facility consists of a 2 year unsecured credit facility that is a revolving loan that provides borrowing availability of up to Euro 150.0 million. Amounts borrowed under the revolving loan can be borrowed and repaid until final maturity. We can select interest periods of one, three or six months. The final maturity of the credit facility is July 13, 2011. As of June 30, 2009, Euro 150.0 million was borrowed under this facility.

On April 9, 2009, Donna Karan International Inc. agreed to a five-year extension through December 2014, with an option for a further five-year extension, of its license agreement for the design, manufacture and worldwide distribution of prescription frames and sunglasses under the Donna Karan and DKNY brands.

We and our subsidiaries become involved in legal and regulatory proceedings from time to time, some of which are significant. The timing and outcome of these proceedings are inherently uncertain and the outcomes could have a material adverse effect on our business, financial position or operating results. See Item 3 – “Key Information – Risk Factors” in our annual report on Form 20-F for our fiscal year ended December 31, 2008.

FORWARD-LOOKING INFORMATION

Throughout this report, management has made certain “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 which are considered prospective. These statements are made based on management’s current expectations and beliefs and are identified by the use of forward-looking words and phrases such as “plans,” “estimates,” “believes” or “belief,” “expects” or other similar words or phrases.

Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effect of the poor current global economic conditions on our business, the ability to successfully acquire new businesses and integrate their operations, the ability to predict future economic conditions and changes in consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

The officer responsible for preparing the company’s financial reports, Enrico Cavatorta, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this report corresponds to the document results, books and accounting records.

Luxottica Headquarters and Registered Office • Via C. Cantù, 2, 20123 Milan, Italy - Tel. + 39.02.863341 - Fax + 39.02.86996550

Deutsche Bank Trust Company Americas (ADR Depositary Bank) • 60 Wall Street, New York, NY 10005 USA
Tel. + 1.212.250.9100 - Fax + 1.212.797.0327

LUXOTTICA SRL
AGORDO, BELLUNO - ITALY

LUXOTTICA BELGIUM NV
BERCHEM - BELGIUM

LUXOTTICA FASHION BRILLEN VERTRIEBS GMBH
HAAR - GERMANY

LUXOTTICA FRANCE SAS
VALBONNE - FRANCE

LUXOTTICA GOZLUK ENDUSTRI VE TICARET AS
CIGLI - IZMIR - TURKEY

LUXOTTICA HELLAS AE
PALLINI - GREECE

LUXOTTICA IBERICA SA
BARCELONA - SPAIN

LUXOTTICA NEDERLAND BV
HEEMSTEDE - HOLLAND

LUXOTTICA OPTICS LTD
TEL AVIV - ISRAEL

LUXOTTICA POLAND SP ZOO
KRAKÓW - POLAND

LUXOTTICA PORTUGAL-COMERCIO DE OPTICA SA
LISBOA - PORTUGAL

LUXOTTICA (SWITZERLAND) AG
URTENEN, SCHÖNBÜHL - SWITZERLAND

LUXOTTICA CENTRAL EUROPE KFT
BUDAPEST - HUNGARY

LUXOTTICA SOUTH EASTERN EUROPE LTD
NOVIGRAD - CROATIA

SUNGLASS HUT (UK) LIMITED
LONDON - UK

OAKLEY ICON LIMITED
DUBLIN — IRELAND

LUXOTTICA ExTrA LIMITED

DUBLIN - IRELAND

LUXOTTICA TRADING AND FINANCE LIMITED
DUBLIN - IRELAND

LUXOTTICA NORDIC AB
STOCKHOLM - SWEDEN

LUXOTTICA U.K. LTD
LONDON - UNITED KINGDOM

LUXOTTICA VERTRIEBSGESELLSCHAFT MBH
KLOSTERNEUBURG - AUSTRIA

LUXOTTICA U.S. HOLDINGS CORP.
PORT WASHINGTON - NEW YORK (USA)

AVANT-GARDE OPTICS, LLC
PORT WASHINGTON - NEW YORK (USA)

LUXOTTICA CANADA INC
TORONTO - ONTARIO (CANADA)

LUXOTTICA NORTH AMERICA DISTRIBUTION LLC
MASON - OHIO (USA)

LUXOTTICA RETAIL NORTH AMERICA INC.
MASON - OHIO (USA)

SUNGLASS HUT TRADING, LLC
MASON - OHIO (USA)

EYEMED VISION CARE LLC
MASON - OHIO (USA)

LUXOTTICA RETAIL CANADA INC.
TORONTO - ONTARIO (CANADA)

OAKLEY, INC.
FOOTHILL RANCH - CALIFORNIA (USA)

LUXOTTICA MEXICO SA DE CV
MEXICO CITY - MEXICO

LUXOTTICA ARGENTINA SRL
BUENOS AIRES - ARGENTINA

LUXOTTICA DO BRASIL LTDA
SÃO PAULO - BRASIL

LUXOTTICA AUSTRALIA PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

OPSM GROUP PTY LIMITED
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

LUXOTTICA MIDDLE EAST FZE
DUBAI - DUBAI

MIRARI JAPAN CO LTD
TOKYO - JAPAN

LUXOTTICA SOUTH AFRICA PTY LTD
JOHANNESBURG - SOUTH AFRICA

RAYBAN SUN OPTICS INDIA LTD
BHIWADI - INDIA

SPV ZETA OPTICAL COMMERCIAL AND TRADING (SHANGHAI) CO., LTD
SHANGHAI - CHINA

LUXOTTICA TRISTAR (DONGGUAN)
OPTICAL CO
DONG GUAN CITY, GUANGDONG - CHINA

GUANGZHOU MING LONG OPTICAL
TECHNOLOGY CO. LTD
GUANGZHOU CITY - CHINA

SPV ZETA OPTICAL TRADING (BEIJING) CO.
LTD
BEIJING - CHINA

LUXOTTICA KOREA LTD
SEOUL - KOREA

LUXOTTICA SOUTH PACIFIC HOLDINGS PTY LTD
MACQUARIE PARK - NEW SOUTH WALES (AUSTRALIA)

www.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
Dated: September 29, 2009	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER